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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

MAY 27 2011

Washington, DC

| SEC FILE NUMBER |
| 8-67031 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____4/1/10_____ AND ENDING _____3/31/11_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pacco Capital Solutions, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1821 56th Avenue
(No. and Street)

Greeley, CO 80634
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Reyheena Eidarous   (949) 981-7963
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by
   a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

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OATH OR AFFIRMATION

I, Ed Price, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedule pertaining to the firm of Pacco Capital Solutions, LLC, as of March 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

<u>   None   </u>

Signature

CFO
Title

Notary Public

> VICKI PRICE
> Notary Public
> State of Colorado
> My Commission Expires 03/04/2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PACCO CAPITAL SOLUTIONS, LLC

Table of Contents

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

Report Of Independent Registered Public Accounting Firm

Board of Directors
Pacco Capital Solutions, LLC

We have audited the accompanying statement of financial condition of Pacco Capital Solutions, LLC as of March 31, 2011, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacco Capital Solutions, LLC at March 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

San Diego, California
May 13, 2011

PACCO CAPITAL SOLUTIONS, LLC

Statement of Financial Condition

March 31, 2011

ASSETS

Cash	$12,643
Prepaid expenses and other	1,049
	$13,692

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 1,795
Member's equity	11,897
	$13,692

See notes to financial statements.

PACCO CAPITAL SOLUTIONS, LLC

Statement of Operations

Year Ended March 31, 2011

Revenues	
Commissions	$ 4,857
Interest income	15
Other income	15,000
Total revenues	19,872
Expenses	
Outside Services	14,600
Rent	4,500
Licenses, taxes, and registrations	2,299
Other	796
Total expenses	22,195
Net loss	$ (2,323)

See notes to financial statements.

PACCO CAPITAL SOLUTIONS, LLC

Statement of Changes in Member's Equity

Year Ended March 31, 2011

Balance, April 1, 2010	$32,620
Dividends	(18,400)
Net loss	(2,323)
Balance, March 31, 2011	$11,897

See notes to financial statements.

PACCO CAPITAL SOLUTIONS, LLC

Statement of Cash Flows

Year Ended March 31, 2011

Cash flows from operating activities	
Net loss	$ (2,323)
Adjustments to reconcile net loss to net	
cash from operating activities	
Changes in operation assets and liabilities	
Prepaid expenses and other	(173)
Accounts payable and accrued liabilities	(2,585)
Net cash from operating activities	(5,081)
Cash flows from financing activities	
Dividends	(18,400)
Net decrease in cash	(23,481)
Cash, beginning of year	36,124
Cash, end of year	$ 12,643
Supplemental disclosure of cash flow information:	
Income taxes paid	$ -
Interest paid	$ -

See notes to financial statements.

PACCO CAPITAL SOLUTIONS, LLC

Notes to Financial Statements

1. **THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES**

   The Company. Pacco Capital Solutions, LLC (the "Company") was formed on April 22, 2005 as a Nevada Limited Liability Company. Normandy Capital Group, LLC is the Company's sole member. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company is engaged primarily in the private placement of securities on a best efforts basis only and corporate finance and other investment banking advisory services.

   Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

   Income Taxes. Income taxes, if any, are the liability of the individual members.

2. **COMMITTMENTS**

   The Company leases its office from a registered representative on a month-to-month basis.

3. **NET CAPITAL REQUIREMENTS**

   Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

   The Company's ratio at March 31, 2011 was 0.1655 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At March 31, 2011, the Company's net capital of $10,848 was $5,848 in excess of the amount required by the SEC.

4. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3**

   The Company relies on Section K (2) (i) of SEC Rule 15c3-3 to exempt them from the provisions of these rules.

*****

PACCO CAPITAL SOLUTIONS, LLC

Supplemental Schedule
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

March 31, 2011

Total members' equity	$11,897
Less non-allowable assets	
Prepaid expenses and other	1,049
Net capital	$10,848
Total aggregate indebtedness	$ 1,795
Ratio of aggregate indebtedness to net capital	0.1655
Minimum net capital required	$ 5,000

Note: *There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA at March 31, 2011.*

Independent Auditor's Report On Internal Control
Required by SEC Rule 17a-5(g)(1)

Board of Directors
Pacco Capital Solutions, LLC:

In planning and performing our audit of the financial statements and supplementary schedules of Pacco Capital Solutions, LLC (the "Company") as of for the year ended March 31, 2011, in accordance with the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weaknesses, as defined previously.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bones & Farrington APC

San Diego, California
May 13, 2011

PACCO CAPITAL SOLUTIONS, LLC

**Financial Statements
and
Independent Auditor's Report**

Year Ended March 31, 2011

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS

PACCO CAPITAL SOLUTIONS, LLC

Financial Statements
and
Independent Auditor's Report

Year Ended March 31, 2011